WILSON BANK HOLDING COMPANY

623 West Main Street

Lebanon, TN 37087

August 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, NE

Washington, D.C. 20549

Attention: Christopher Dunham and Amanda Ravitz

Re: Wilson Bank Holding Company

Definitive Proxy Statement on Schedule 14A
Filed March 22, 2024

File No. 000-20402

Dear Staff:

The following sets forth the responses of Wilson Bank Holding Company (the "Company") to the comments issued by the Disclosure Review Program staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in its letter dated August 9, 2024 relating to the Pay Versus Performance disclosures in the Company’s Definitive Proxy Statement on Schedule 14A for the Company’s Annual Meeting of Shareholders for 2024 (the “Proxy Statement”) filed with the Securities and Exchange Commission on March 22, 2024. In this letter, we have recited the comments from the Staff in italicized, bolded type and have followed with the Company’s response respectfully submitted thereto.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 28

1.
It appears that, for 2021, 2022 and 2023, you have included net income attributable to Wilson Bank Holding Company in column (h) of your pay versus performance table in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretations 128D.08 and 128D.09. Please note that you may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is “clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.” See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

Response: The Company will present GAAP net income as reported in the Company’s audited financial statements in column (h) of its Pay Versus Performance Tables in future filings.

United States Securities and Exchange Commission

Division of Corporation Finance

Christopher Dunham and Amanda Ravitz

August 20, 2024

2.
Refer to the total shareholder return information included in the pay versus performance table on page 28 and related graphs on pages 32 and 33. Please provide us with additional details about how you calculated the total shareholder return values for both you and your peer group in 2019. Please also clarify the date of the initial one hundred dollar investment, as well as the “measurement point,” in both the referenced graphs and your tabular disclosure on page 28. Pursuant to Item 402(v)(2)(iv) of Regulation S-K, total shareholder return for each year should be presented starting with an initial fixed investment of one hundred dollars at the “measurement point” which is the market close on the last trading day before the earliest fiscal year in the pay versus performance table. It appears that your total shareholder return calculations may use a date other than the required measurement point or be based upon an initial fixed investment other than one hundred dollars, or both. Specifically, since the earliest fiscal year included in the pay versus performance table was 2020, the required measurement point would be the last trading day in your fiscal year 2019; however, the graph on page 33 appears to use a measurement point in 2018 or earlier. In addition, it is not clear why the total shareholder return amounts for 2019 exceed one hundred dollars and how the remaining years relate to these 2019 values.

Response: The Company calculated cumulative total shareholder return for 2019 as reflected in the graph on page 33 for each of the Company and the peer group index using a starting point of December 31, 2017, selecting that date in an effort to match the starting point for the Company’s five-year performance graph included in its annual report to shareholders for the fiscal year ended December 31, 2022 (the “2022 Annual Report”), which was sent to the Company’s shareholders in the first quarter of 2023 along with the proxy statement for the 2023 annual meeting of shareholders, the first year that the pay versus performance table was required to be included in the Company’s proxy statements. The Company utilized an indexed value of $100 as of December 31, 2017 for each of the Company and peer group index and calculated the cumulative total shareholder return for each year in the period beginning December 31, 2017 and ended December 31, 2019 for each of the Company and the peer group index in accordance with Item 201(e) of Regulation S-K. For the Company’s cumulative total shareholder return for 2019 as reflected in the Proxy Statement, the Company first calculated the total shareholder return for 2018 by dividing the difference between the Company’s common stock share price as of December 31, 2017 and December 31, 2018, assuming that dividends paid during that period had been reinvested, by the Company’s common stock share price as of December 31, 2017, and then added to that return the result of performing a similar calculation between December 31, 2018 and December 31, 2019 to determine the cumulative total shareholder return for 2019 as reflected in the Proxy Statement. For the peer group index cumulative total shareholder return, the Company performed a similar calculation using publicly reported data that also assumed the reinvestment of dividends with a starting point of December 31, 2017. For purposes of the cumulative total shareholder returns for the Company and the peer group index for both the table appearing on page 28 of the Proxy Statement and the graphs on pages 32 and 33 of the Proxy Statement for the years 2020, 2021 and 2022 the Company also utilized a starting point of December 31, 2017 and indexed the price of the Company’s common stock and the peer group’s index to $100 as

United States Securities and Exchange Commission

Division of Corporation Finance

Christopher Dunham and Amanda Ravitz

August 20, 2024

of that date. The total shareholder return for 2023 for the Company and the peer group index included in the table on page 28 and graphs on pages 32 and 33 utilized a starting measurement point of December 31, 2018 as the Company sought to match the starting date for the five-year performance graph included in the Company’s annual report to shareholders for the fiscal year ended 2023, which was sent to the Company’s shareholders with the Proxy Statement. Using a measurement point of December 31, 2019 and indexing the Company’s common stock share price and the peer group index’s price to $100 as of that date would have produced cumulative one-, two-, three- and four-year total shareholder returns of $109.63, $120.70, $133.23 and $143.47 for the Company for the years ended December 31, 2020, 2021, 2022 and 2023, respectively, and $89.69, $124.06, $97.52 and $96.65 for the peer group index, respectively, for those same years, in each case, when calculated in accordance with Item 201(e) of Regulation S-K as described above. In future filings, for purposes of calculating cumulative total shareholder return for the presented periods the Company will utilize a single fixed measurement point as of the market close on the last trading day before the earliest fiscal year for which information is presented in the pay versus performance table, with the value of the Company’s common stock price and the peer group index stock price indexed to $100 as of that date. That measurement point will be December 31, 2019 for the proxy statement to be submitted to the Company’s shareholders for the annual meeting of shareholders to be held in 2025.

3.
In future filings, please ensure that the total shareholder return disclosure you provide pursuant to Item 402(v)(5)(iv) of Regulation S-K covers the same period as the relationship information provided under Item 402(v)(5)(i) of Regulation S-K. We note in this regard that the second graph on page 33 covers a period from 2019 through 2023 whereas the graph on page 32 covers only 2020 through 2023.

Response: In future filings, the Company will ensure that the total shareholder return disclosure it provides pursuant to Item 402(v)(5)(iv) of Regulation S-K covers the same period as the relationship information provided under Item 402(v)(5)(i) of Regulation S-K.

4.
Refer to the reconciliation tables in footnotes (2)(b) and (4)(a) to your pay versus performance table. It is unclear what amounts are reflected in the columns titled “Year over Year change in Fair Value of Equity Awards Granted in Prior Years that Vested in that Year” and “Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in that Year.” Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the “year over year” change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

Christopher Dunham and Amanda Ravitz

August 20, 2024

Response: The amounts reflected in the columns titled “Year over Year change in Fair Value of Equity Awards Granted in Prior Years that Vested in that Year” and “Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in that Year” were calculated as described in footnote 2(b)(iv) on page 29 of the Proxy Statement by utilizing the change in the fair value of the Company’s common stock share price on the date of vesting for an award from the fair value on the last day of the immediately preceding fiscal year. In future filings, the Company will utilize the headers “Change in Fair Value From Last Day of Prior Year to Vesting Date of Unvested Equity Awards Granted in Prior Years that Vested During Year” and “Average Change in Fair Value From Last Day of Prior Year to Vesting Date of Unvested Equity Awards Granted in Prior Years that Vested During the Year” for clarity.

The Company appreciates the Staff’s comments and requests that the Staff contact the undersigned with any questions regarding this letter at (615) 444-2265.

Sincerely,

/s/ John C. McDearman, III

John C. McDearman, III

President and Chief Executive Officer